12/13/23

By EDGAR

Mr. Robert Klein
Mr. Lory Empie
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: AllianceBernstein Holding L.P.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 10, 2023
File No. 001-09818

AllianceBernstein L.P.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 10, 2023
File No. 000-29961

Dear Mr. Klein and Mr. Empie:

We are responding to your comment letter dated December 1, 2023 regarding the Forms 10-K (“2022 Form 10-K”) filed February 10, 2023 by AllianceBernstein Holding L.P. (“AB Holding”) and AllianceBernstein L.P. (“AB”). The words “we” and “our” in our responses refer collectively to AB Holding and AB, or to their officers and employees. Where the context requires distinguishing between AB Holding and AB, we identify which of them is being discussed.

In order to expedite your review, we have repeated (in bold) your comments and set forth our response directly below the comment.

Form 10-K for the year ended December 31, 2022

AllianceBernstein Holding L.P. and AllianceBernstein L.P. – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Relationship with EQH and its Subsidiaries, page 34

1. We note your disclosure regarding Equitable Financials’ agreement to provide $10 billion in permanent capital to build out illiquid offerings, and related note 2 explaining what the term permanent capital means. Please revise your disclosures, in future filings, to describe the conditions under which this permanent capital may be withdrawn. Also, to the extent it is material, include risk factor disclosures regarding the potential withdrawal or any related impacts due to this permanent capital.

Response:

In our 2023 Form 10-K and all future filings, we will revise our disclosure relating to Equitable Financials’ agreement to provide $10 billion in permanent capital to build out illiquid offerings, and related Note 2 explaining what the term permanent capital means. Our revised disclosures will describe the conditions under which this permanent capital may be withdrawn. Also, to the extent it is material, we will include risk factor disclosures regarding the potential withdrawal or any related impacts due to this permanent capital.

We will revise our “Relationship with EQH and its Subsidiaries” disclosure within our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 2023 10-K as follows:

EQH (our parent company) and its subsidiaries are our largest client. EQH is collaborating with AB in order to improve the risk-adjusted yield for the General Accounts of EQH's insurance subsidiaries by investing additional assets at AB, including the utilization of AB's higher-fee, longer-duration alternative offerings. In mid-2021, Equitable Financial Life Insurance Company, a subsidiary of EQH ("Equitable Financial"), agreed to provide an initial $10 billion in permanent capital to build out AB's private illiquid offerings, including private alternatives and private placements. Deployment of this capital commitment is approximately 80% completed and is expected to continue over the next year. In addition, during the second quarter of 2023, EQH committed to provide an additional $10 billion in permanent capital, which will begin deployment following the completion of the initial $10 billion commitment. We expect this anticipated capital will continue to accelerate both organic and inorganic growth in our private alternatives business, allowing us to continue to deliver for our clients, employees, unitholders and other stakeholders. For example, included in this $10 billion commitment is $750 million in capital to be deployed through AB CarVal.

Permanent capital means investment capital of indefinite duration, for which commitments may be withdrawn under certain conditions. Such conditions primarily include potential regulatory restrictions, lacking sufficient liquidity to fund the capital commitments to AB and AB's inability to identify attractive investment opportunities which align with the investment strategy. Although EQH’s insurance subsidiaries have indicated their intention over time to provide this investment capital to AB, they have no binding commitment to do so. While the withdrawal of their commitment could potentially slow down our introduction of certain products, the impact to our overall operations would not be material.

AllianceBernstein Holding L.P. and AllianceBernstein L.P. – Management’s Discussion and Analysis of Financial Condition and Results of Operations

AllianceBernstein Holding L.P. - Capital Resources and Liquidity, page 36

AllianceBernstein L.P. – Capital Resources and Liquidity, page 52

2. We note your discussion of liquidity and capital resources primarily discusses the Company’s cash flows from operating, investing and financing activities. Please revise your disclosures, in future filings, to provide a more comprehensive discussion of your major sources of liquidity and capital resources in addition to your cash flow activities. Where applicable, quantify any relevant parameters, terms or conditions for available borrowing capacity and the extent to which accessing any funding sources correlates to your investment strategies, such as whether it would require realizing material gains or losses and other potential consequences.

Response:

In our 2023 Form 10-K and all future filings, we will revise our disclosure relating to liquidity and capital resources to provide a more comprehensive discussion of our major sources of liquidity and capital resources in addition to our cash flow activities. Where applicable, we will quantify any relevant parameters, terms or conditions for available borrowing capacity and the extent to which accessing any funding sources correlates to our investment strategies, such as whether it would require realizing material gains or losses and other potential consequences (we note that this is only applicable for AllianceBernstein L.P.).

In our response below regarding our major sources of liquidity and capital resources, we reference Note 12 to our consolidated financial statements in Item 8 for disclosures relating to our debt and credit facilities. For ease of your review of our responses to this Comment Letter we have included Note 12 in the Appendix of this letter.

We will revise our AllianceBernstein Holding L.P. “Capital Resources and Liquidity” disclosure within our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 2023 10-K as follows:

During the year ended December 31, 2022, net cash provided by operating activities was $362.6 million, compared to $355.1 million during the corresponding 2021 period. The increase primarily resulted from higher cash distributions received from AB of $9.3 million. During the year ended December 31, 2021, net cash provided by operating activities was $355.1 million, compared to $270.0 million during the corresponding 2020 period. The increase primarily resulted from higher cash distributions received from AB of $86.3 million.

During the years ended December 31, 2022, 2021 and 2020, net cash used in investing activities was $1.8 million, $3.4 million and $0.1 million, respectively, reflecting investments in AB with proceeds from exercises of compensatory options to buy AB Holding Units and capital contributions to AB.

During the year ended December 31, 2022, net cash used in financing activities was $360.8 million, compared to $351.7 million during the corresponding 2021 period. The increase was due to cash distributions to Unitholders of $3.5 million and proceeds from exercise of compensatory options to buy AB Holding Units of $3.2 million, offset by lower capital contributions from AB of $2.3 million. During the year ended December 31, 2021, net cash used in financing activities was $351.7 million, compared to $269.9 million during the corresponding 2020 period. The increase primarily was due to higher cash distributions to Unitholders of $86.6 million, offset by higher proceeds from exercise of compensatory options to buy AB Holding Units of $3.3 million.

Management believes that AB Holding will have the resources it needs to meet its financial obligations as a result of the cash flow AB Holding realizes from its investment in AB. AB Holding’s cash inflow is comprised entirely of distributions from AB. These distributions are subsequently distributed (net of taxes paid) in their entirety to AB Holding’s Unitholders. As a result, AB Holding has no liquidity risk as it only pays distributions to AB Holding’s Unitholders to the extent of distributions received from AB (net of taxes paid).

We will revise our AllianceBernstein L.P. “Capital Resources and Liquidity” disclosure within our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 2023 10-K as follows:

Cash flows from operating activities primarily include the receipt of investment advisory and services fees and other revenues offset by the payment of operating expenses incurred in the normal course of business. Our cash flows from operating activities have historically been positive and sufficient to support our operations. We do not anticipate this to change in the foreseeable future. Cash flows from investing activities generally consist of small capital expenditures and, when applicable, business acquisitions. Cash flows from financing activities primarily consist of issuance and repayment of debt and the repurchase of AB Holding units to fund our long-term deferred compensation plans. We are required to distribute all of our Available Cash Flow to our Unitholders and the General Partner.

During 2022, net cash provided by operating activities was $1.1 billion, compared to $1.3 billion during 2021. The change primarily was due to lower earnings of $265.1 million (after non-cash reconciling items), a decrease in accrued compensation of $200.8 million and a decrease in broker-dealer related payables (net of receivable and segregated U.S. Treasury Bills activity) of $169.2 million, partially offset by net activity of our consolidated company-sponsored investment funds of $252.0 million and an increase in fees receivable of $193.3 million. During 2021, net cash provided by operating activities was $1.3 billion, compared to $1.5 billion during 2020. The change primarily was due to net activity of our consolidated company-sponsored investment funds of $560.6 million, an increase in other assets of $75.7 million and higher net purchases of broker-dealer investments of $33.3 million, partially offset by higher earnings of $346.2 million, an increase in broker-dealer related payables (net of receivable and segregated U.S. Treasury Bills activity) of $72.9 million and an increase in accounts payable and accrued expenses of $25.2 million.

During 2022, net cash used in investing activities was $22.0 million, compared to $65.7 million during 2021. The change is primarily due to the acquisition of CarVal, net cash acquired of $40.3 million in 2022. During 2021, net cash used in investing activities was $65.7 million, compared to $59.1 million during 2020. The change is primarily due to higher purchases of furniture, equipment and leasehold improvements of $20.4 million, partially offset by lower cash paid for acquisitions, net of cash acquired, of $9.8 million and lower purchases of equity method investments of $4.1 million.

During 2022, net cash used in financing activities was $1.1 billion, compared to $0.9 billion during 2021. The change reflects lower net purchases of non-controlling interests of consolidated company-sponsored investment funds in 2022 of $309.9 million, repayment of CarVal debt subsequent to acquisition of $42.7 million and a decrease in overdrafts payable of $41.6 million, partially offset by higher net borrowings of debt of $155.0 million and a decrease in the net purchases of AB Holding Units to fund long-term incentive compensation plans of $51.3 million. During 2021, net cash used in financing activities was $0.9 billion, compared to $1.1 billion during 2020. The change reflects the net purchases of non-controlling interests of consolidated company-sponsored investment funds in 2021 as compared to net redemptions in 2020 (impact of $532.7 million), partially offset by higher distributions to the General Partner and Unitholders of $223.0 million as a result of higher earnings (distributions on earnings are paid one quarter in arrears) and an increase in the net purchases of AB Holding Units to fund long-term incentive compensation plans of $113.2 million.

As of December 31, 2022, AB had $1.1 billion of cash and cash equivalents (excluding cash and cash equivalents of consolidated company-sponsored investment funds and cash held for sale), all of which is available for liquidity but consist primarily of cash on deposit for our broker-dealers related to various customer clearing activities and cash held by foreign subsidiaries of $497.0 million.

See Note 12 to our consolidated financial statements in Item 8 for disclosures relating to our debt and credit facilities. We use our debt and credit facilities to seed certain new investment products which may expose us to market risk, credit risk and material gains and losses. To reduce our exposure, we enter into various futures, forwards, options and swaps primarily to economically hedge certain of our seed money investments. While in most cases broad market risks are hedged and are effective in reducing our exposure, our hedges are imperfect and we may remain exposed to some market risk and credit- related losses in the event of non-performance by counterparties on these derivative instruments.

Our financial condition and access to public and private debt markets should provide adequate liquidity for our general business needs Management believes that cash flow from operations and the issuance of debt and AB Units or AB Holding Units will provide us with the resources we need to meet our financial obligations. See “Risk Factors” in Item 1A and “Cautions Regarding Forward-Looking Statements” in this Item 7 for a discussion of credit markets and our ability to renew our credit facilities at expiration.

* * * *

Each of AB Holding and AB acknowledge that:

•AB Holding and AB are responsible for the adequacy and accuracy of the disclosure in their respective filings;

•Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•AB Holding and AB may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (629) 213-5552.

Sincerely,

/s/ Bill Siemers
Bill Siemers
Interim Chief Financial Officer
AllianceBernstein Holding L.P. and AllianceBernstein L.P.

Appendix

Note 12. Debt

Credit Facility
AB has an $800.0 million committed, unsecured senior revolving credit facility (the "Credit Facility") with a group of commercial banks and other lenders, which matures on October 13, 2026. The Credit Facility provides for possible increases in the principal amount by up to an aggregate incremental amount of $200.0 million; any such increase is subject to the consent of the affected lenders. The Credit Facility is available for AB and Sanford C. Bernstein & Co., LLC ("SCB LLC") business purposes, including the support of AB’s commercial paper program. Both AB and SCB LLC can draw directly under the Credit Facility and management may draw on the Credit Facility from time to time. AB has agreed to guarantee the obligations of SCB LLC under the Credit Facility.

The Credit Facility contains affirmative, negative and financial covenants, which are customary for facilities of this type, including restrictions on dispositions of assets, restrictions on liens, a minimum interest coverage ratio and a maximum leverage ratio. As of December 31, 2022, we were in compliance with these covenants. The Credit Facility also includes customary events of default (with customary grace periods, as applicable), including provisions under which, upon the occurrence of an event of default, all outstanding loans may be accelerated and/or lender’s commitments may be terminated. Also, under such provisions, upon the occurrence of certain insolvency- or bankruptcy-related events of default, all amounts payable under the Credit Facility would automatically become immediately due and payable, and the lender’s commitments automatically would terminate.

Amounts under the Credit Facility may be borrowed, repaid and re-borrowed by us from time to time until the maturity of the facility. Voluntary prepayments and commitment reductions requested by us are permitted at any time without a fee (other than customary breakage costs relating to the prepayment of any drawn loans) upon proper notice and subject to a minimum dollar requirement. Borrowings under the Credit Facility bear interest at a rate per annum, which will be, at our option, a rate equal to an applicable margin, which is subject to adjustment based on the credit ratings of AB, plus one of the following indices: London Interbank Offered Rate; a floating base rate; or the Federal Funds rate.

As of December 31, 2022 and 2021, we had no amounts outstanding under the Credit Facility. During 2022 and 2021, we did not draw upon the Credit Facility.

EQH Facility
AB also has a $900.0 million committed, unsecured senior credit facility (“EQH Facility”) with EQH. The EQH Facility matures on November 4, 2024 and is available for AB's general business purposes. Borrowings under the EQH Facility generally bear interest at a rate per annum based on prevailing overnight commercial paper rates.

The EQH Facility contains affirmative, negative and financial covenants which are substantially similar to those in AB’s committed bank facilities. The EQH Facility also includes customary events of default substantially similar to those in AB’s committed bank facilities, including provisions under which, upon the occurrence of an event of default, all outstanding loans may be accelerated and/or the lender’s commitment may be terminated.

Amounts under the EQH Facility may be borrowed, repaid and re-borrowed by us from time to time until the maturity of the facility. AB or EQH may reduce or terminate the commitment at any time without penalty upon proper notice. EQH also may terminate the facility immediately upon a change of control of our general partner.

As of December 31, 2022 and 2021, AB had $900.0 million and $755.0 million outstanding under the EQH Facility with interest rates of approximately 4.3% and 0.2%, respectively. Average daily borrowings on the EQH Facility during 2022 and 2021 were $655.2 million and $404.6 million, respectively, with weighted average interest rates of approximately 1.7% and 0.2%, respectively.

EQH Uncommitted Facility
In addition to the EQH Facility, AB has a $300.0 million uncommitted, unsecured senior credit facility (“EQH Uncommitted Facility”) with EQH. The EQH Uncommitted Facility matures on September 1, 2024 and is available for AB's general business purposes. Borrowings under the EQH Unsecured Facility generally bear interest at a rate per annum based on prevailing overnight commercial paper rates. The EQH Uncommitted Facility contains affirmative, negative and financial covenants which are substantially similar to those in the EQH Facility. As of December 31, 2022, we had $90.0 million outstanding under the EQH Uncommitted Facility with an interest rate of approximately 4.3%. Average daily borrowings on the EQH Facility during 2022 were $0.7 million with a weighted average interest rate of approximately 4.3%. During 2021, we did not draw on the facility.

Commercial Paper
As of both December 31, 2022 and 2021, we had no commercial paper outstanding. The commercial paper is short term in nature, and as such, recorded value is estimated to approximate fair value (and considered a Level 2 security in the fair value hierarchy). Average daily borrowings of commercial paper during 2022 and 2021 were $189.9 million and $157.0 million, respectively, with weighted average interest rates of approximately 1.5% and 0.2%, respectively.

Revolving Credit Facility
AB had a $200.0 million committed, unsecured senior revolving credit facility (the "Revolver") with a leading international bank, which matured on November 16, 2021. Average daily borrowings under the Revolver for 2021 were $13.3 million with a weighted average interest rate of approximately 1.1%.

SCB Lines of Credit
SCB LLC currently has five uncommitted lines of credit with five financial institutions. Four of these lines of credit permit us to borrow up to an aggregate of approximately $315.0 million, with AB named as an additional borrower, while the other line has no stated limit. AB has agreed to guarantee the obligations on SCB LLC under these lines of credit. As of December 31, 2022 and 2021, SCB LLC had no outstanding balance on these lines of credit. Average daily borrowings on the lines of credit during 2022 and 2021 were $1.4 million and $47 thousand, respectively, with weighted average interest rates of approximately 3.7% and 0.9%, respectively.